Exhibit 99.1

Obsidian Energy Announces Syndicated Credit Facility Increase to $300 Million

CALGARY, October 7, 2024 - OBSIDIAN ENERGY LTD. (TSX/NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) today announced an increase to our syndicated credit facility (the “Credit Facility”) along with the substantial repayment of our term loan (the “Term Loan”).

The aggregate amount available on our Credit Facility has increased to $300 million from $260 million with the addition of ICBC Standard Bank Plc. to the Company’s banking syndicate. The revolving period and maturity dates under the Credit Facility remain unchanged on May 31, 2025, and May 31, 2026, respectively. The expansion of the Credit Facility supports our objective of continuing to enhance our liquidity, while accelerating repayment of our term loan and providing flexibility for our Peace River production growth and return of capital strategy.

We have used the increase in our Credit Facility to reduce the amount outstanding on our Term Loan to $10 million. The Term Loan continues to have a maturity date of June 26, 2025 and is expected to be repaid prior to that time with internally generated cash flow. The $50 million Term Loan was originally utilized to partially fund our Peace River asset acquisition that closed in June 2024.

ADDITIONAL READER ADVISORIES

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements or information (collectively “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this news release contains forward-looking statements and information concerning: the maturity dates and revolving period under the Credit Facility; our objectives of continuing to enhance our liquidity and provide flexibility for our return of capital strategy; and the maturity date of the Term Loan and expected repayment timing thereof.

The forward-looking statements and information are based on certain key expectations and assumptions made by Obsidian Energy. Although Obsidian Energy believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Obsidian Energy can give no assurance that they will prove to be correct. By its nature, such forward-looking statements and information are subject to various risks and uncertainties, which could cause the actual results and expectations to differ materially from the anticipated results or expectations expressed. These risks and uncertainties include but are not limited to: the risk of a downgrade in the Company’s credit ratings and the potential impact on the Company’s access to capital markets and other sources of liquidity; fluctuations in currency and interest rates; and changes in or interpretation of laws or regulations. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are cautioned that the assumptions used in the preparation of such forward-looking statements and information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on such forward-looking statements and information. Obsidian Energy gives no assurance that any of the events anticipated will transpire or occur, or, if any of them do, what benefits Obsidian Energy will derive from them. The forward-looking statements and information contained in this news release are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein. Readers should also carefully consider the matters discussed that could affect Obsidian Energy, or its operations or financial results in Obsidian Energy’s Annual Information Form (see “Risk Factors” and “Forward-Looking Statements” therein) for the year ended December 31, 2023, which is available on the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy’s website.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American exchange in the United States under the symbol “OBE”.

contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com